SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fluidigm Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,380,265 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,380,265 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,380,265 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,380,265 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,380,265 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,380,265 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 23, 2022, the Issuer entered into separate Series B Convertible Preferred Stock Purchase Agreements with each of Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (collectively, "Casdin") and Viking Global Opportunities Illiquid Investments Sub-Master LP and Viking Global Opportunities Drawdown (Aggregator) LP (collectively, "Viking") that contemplate, among other things, the issuance and sale in a private placement of Series B-1 Convertible Preferred Stock, par value $0.001 per share and Series B-2 Convertible Preferred Stock, par value $0.001 per share to each of Casdin and Viking (the "Transactions").

On March 29, 2022, the Reporting Persons and certain of their affiliates entered into a Support Agreement (the "Support Agreement") with the Issuer, pursuant to which the Reporting Persons and such affiliates have agreed to vote their shares of Common Stock in the manner recommended by the Board on all proposals at the special meeting of stockholders of the Issuer called to consider the Transactions. Pursuant to the Support Agreement, Dr. Frank R. Witney was appointed to the Board contingent on and effective upon the consummation of the Transactions and will stand for election at the 2022 Annual Meeting of Stockholders of the Issuer. The foregoing summary of the Supporting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Support Agreement, which is referenced as Exhibit B to this Schedule 13D and is also incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 77,198,577 shares of Common Stock outstanding as of February 28, 2022, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 8, 2022.

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Stock were effectuated by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit B:	Support Agreement, dated as of March 29, 2022 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on March 29, 2022).

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON